UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2002

Commission File Number ___________________

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
(Registrant’s name)

Suite 355, 10333 Southport Road S.W.
Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SIGNATURE
FORM:1 CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Consolidated Balance Sheets
Interim Consolidated Statements of Operations and Deficit
Interim Consolidated Statements of Cash Flows
Notes to Interim Consolidated Financial Statements for the six month period ended September 30, 2002 (unaudited)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2002

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By: “Signed”

Joseph P. Giuffre
Corporate Secretary & Director

84389v1

Gowling Lafleur Henderson LLP     Barristers & Solicitors     Patent & Trade Mark Agents
A Limited Liability Partnership under the laws of Ontario

PO Box 49122, Suite 2300
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1J1
Telephone (604) 683-6498
Facsimile (604) 689-8610
www.gowlings.com

Kathryn Cooper
Direct (604) 891-2705
kathryn.cooper@gowlings.com
File V0201660005

December 3, 2002

BY TELEFAX

The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Attention:     Market Policy Section, Issuer Bid Reporting

Dear Sirs:

Re:     Anthony Clark International Insurance Brokers Ltd. (the “Issuer”)

Pursuant to Part 6-501 — Normal Course Issuer Bids, we advise, on behalf of the Issuer, that the Issuer has not made any purchases of its shares through the facilities of Global Securities Corporation for the month of November, 2002. Since April 18, 2002, the Issuer has not made any purchases of the allowable 384,602 shares approved by the Exchange under its normal course issuer bid.

Yours very truly,

Gowling Lafleur Henderson LLP

“Signed"

Kathryn Cooper
Legal Assistant

:klc
84138

Montreal           Ottawa           Toronto           Hamiliton           Waterloo Region           Calgary          Vancouver       Moscow

FORM:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:	Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:	For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

Company Name	Phone

A – Em	416.947.4538

En – N	416.947.4504

O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:	The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD	Stock Symbol: ACL

** REVISED **

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance

	Issued and Outstanding — Opening Balance*	7,692,055	7,692,055
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description)
SUBTRACT:	Issuer Bid Purchase
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*	7,692,055	7,692,055

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM:
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
	Closing Reserve for Share Purchase Plan		N/A

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM:
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
	Closing Reserve for Dividend Reinvestment Plan		N/A

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM: STOCK OPTION PLAN
	Stock Options Outstanding — Opening Balance	986,400

Options Granted: (ADD)

Date of	Name of Optionee	Expiry	Exercise	# of Options Granted
Grant		Date	Price

SUBTOTAL

N/A

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of	Name of Optionee	Expiry	Exercise	# of Options Granted
Grant		Date	Price

			SUBTOTAL	N/A

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of	Name of Optionee	Date of	# Options	# Shares Issued*
Exercise /		Grant	Canc.	(based on SAR Value)
Canc.

			SUBTOTAL	N/A

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of	Name of Optionee	Date of	Expiry	Exercise	Number
Canc. / Term		Grant	Date	Price

				SUBTOTAL

Stock Option Outstanding — Closing Balance					986,400

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance

	Opening Share Reserve Balance at beginning of period		1,309,811
	Additional shares Listed Pursuant to the Plan (ADD) Stock Options Exercised (SUBTRACT) Stock Appreciation Rights (SUBTRACT) Closing Share Reserve Balance at end of period		1,309,811

	All information reported in this Form is for the month of November, 2002

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Kathryn Cooper

PHONE / EMAIL	(604) 891-2705 email: kathryn.cooper@gowlings.com

DATE	December 3, 2002

83856

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Balance Sheets

	September 30,	March 31,
	2002	2002

	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$3,434,958	$3,777,087
Accounts receivable	1,373,033	920,635
Loan to Director	101,489	104,228
Prepaid expenses	212,423	132,952
Future tax asset	52,983	124,638

	5,174,886	5,059,540
Capital assets	484,332	522,085
Customer accounts (note 1b)	1,682,788	3,085,009
Goodwill (note 1b)	1,574,832	—
Financing costs (note 3)	435,530	—

	$9,352,368	$8,666,634

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts Payable and accrued liabilities	$1,286,250	$738,036
Current portion of long-term debt	10,101	58,038

	1,296,351	796,074
Long-term debt	19,839	118,548
Future tax liability	433,973	734,661
Shareholders’ Equity:
Share capital	9,687,132	9,687,132
Deficit	(2,084,927)	(2,669,781)

	7,602,205	7,017,351

	$9,352,368	$8,666,634

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Operations and Deficit
(unaudited)

	For the three months ended		For the six months ended

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Revenue	$1,268,380	$1,095,303	$2,522,290	$2,183,277

Expenses:
Salaries and Wages	815,667	630,073	1,498,629	1,248,754
Rent	71,713	72,293	140,968	133,544
General and Administrative	320,613	303,096	546,965	608,837

	1,207,993	1,005,462	2,186,562	1,991,135

Earnings from operations before the following (EBITDA)	60,387	89,841	335,728	192,142
Interest and financing charges	(71,857)	(2,542)	(74,471)	(3,509)

Earnings (loss) before depreciation and amortization	(11,470)	87,299	261,257	188,633
Depreciation and Amortization	(99,903)	(82,940)	(198,769)	(158,233)

Earnings (loss) before income taxes	(111,373)	4,359	62,488	30,400
Income taxes recovery (expense), future	15,342	1,604	(52,518)	22,331

Net earnings (loss)	(96,031)	5,963	9,970	52,731
Deficit, beginning of period	(1,988,896)	(2,704,500)	(2,669,781)	(2,543,576)
Change in accounting policy (note 1b)	—	—	574,884	—
Excess of share redemption amount over share stated amount	—	—	—	(207,692)

Deficit, end of period	($2,084,927)	($2,698,537)	($2,084,927)	($2,698,537)

Earnings per share, basic and diluted	(0.01)	—	—	0.01

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended		For the six months ended

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Cash flows from (used in) operating activities:
Net (loss) earnings	($96,031)	$5,963	$9,970	$52,731
Items not involving cash
Amortization of financing costs	25,394	—	25,394	—
Depreciation and amortization	99,903	82,940	198,769	158,233
Future income tax (recovery) expense	(15,342)	(1,604)	52,518	(22,331)

Cash flow from operations	13,924	87,299	286,651	188,633
Net change in non-cash working capital relating to operations:
Accounts receivable	(206,798)	(221,087)	(452,399)	(351,645)
Prepaid expenses	(25,406)	9,000	(79,471)	30,204
Accounts payable and accrued liabilities	209,619	128,640	548,214	185,502

	(8,661)	3,852	302,995	52,694
Cash flows from (used in) financing activities:
Repayment of long-term debt	(150,246)	(12,030)	(173,163)	(28,924)
Repurchase of shares under issuer bid	—	—	—	(264,895)
Net proceeds from issue of common shares	—	—	—	19,200
Loan to director	3,774	99,673	2,739	(100,327)
Financing costs	(460,924)	—	(460,924)	—

	(607,396)	87,643	(631,348)	(374,946)
Cash flows from (used in) investing activities:
Capital asset additions	(13,776)	(58,731)	(13,776)	(82,973)
Business acquisitions	—	(65,505)	—	(65,505)

	(13,776)	(124,236)	(13,776)	(148,478)

Decrease in cash and cash equivalents	(629,833)	(32,741)	(342,129)	(470,730)
Cash and cash equivalents, beginning of period	4,064,791	3,687,575	3,777,087	4,125,564

Cash and cash equivalents, end of period	$3,434,958	$3,654,834	$3,434,958	$3,654,834

Cash and cash equivalents is comprised of:
Cash	1,434,958	1,154,834	1,434,958	1,154,834
Term deposits maturing within ninety days	2,000,000	2,500,000	2,000,000	2,500,000

Supplementary disclosure of cash flow information:
Interest paid in the period	9,812	843	12,545	1,810

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
for the six month period ended September 30, 2002
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2002. The interim consolidated financial statements should be read in conjunction with the Corporation’s March 31, 2002 audited annual consolidated financial statements.

Note 1   Change in Accounting Policies

a)	Stock-based compensation

Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the six months ended September 30, 2002.

b)	Goodwill and other intangible assets

On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

Net earnings and earnings per share for the three and six month periods ended September 30, 2001, adjusted for the increase in customer account amortization and the related future tax impact, would be as follows:

	Three month period	Six month period
	ended September 30, 2001	ended September 30, 2001

Net earnings as reported	$5,963	$52,731
Increase in customer account Amortization	(23,016)	(49,272)
Increase in future income tax recovery	14,183	9,243
Adjusted net earnings (loss)	(2,870)	12,702
Adjusted earnings per share	—	—

Note 2   Common Shares Outstanding

There were 7,692,055 common shares outstanding at September 30, 2002 and March 31, 2002. There were 991,400 stock options outstanding at March 31, 2002 and 986,400 stock options outstanding at September 30, 2002. There were 88,530 warrants exercisable into common shares outstanding at March 31, 2002, and no warrants exercisable into common shares outstanding at September 30, 2002 due to the expiration of the warrants.

Note 3   Debt Financing

On July 31, 2002, the Corporation conditionally closed a US$5,000,000 debt financing arrangement with Textron Financial Corporation (“Textron”) whereby Textron will provide a US$5,000,000 reducing revolving line of credit (“the Facility”) to Addison York Insurance Brokers LLC (the “Borrower”), a wholly-owned US subsidiary of the Corporation. Closing is subject to satisfaction of certain remaining conditions prior to funding the Facility which is expected to be completed by November 30, 2002.

The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or US$10,000 per month. A commitment fee of US$100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of US$300,000.

On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

The Corporation has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

In connection with this financing, the Corporation incurred $460,924 of costs, which are being amortized on a straight line basis over the three year loan maturity period.

Note 4   Interest and financing charges

Interest and financing charges include interest on long-term debt and interest, commitment fee, and amortization of financing costs related to the Debt Financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVENUE

The Corporation’s revenue has increased to $2,522,290 for the six month period ended September 30, 2002 from $2,183,277 for the six month period ended September 30, 2001 primarily due to new business commissions generated (approximately $391,400) and decrease in combined other revenue (approximately $52,400).

EXPENSES

Salaries and wages have increased to $1,498,629 for the six month period ended September 30, 2002 from $1,248,754 for the six month period ended September 30, 2001 primarily due to salaries and wages related to the new business generated (approximately $249,900).

Rent increased to $140,968 for the six month period ended September 30, 2002 from $133,544 for the six month period ended September 30, 2001 primarily due to increases in rent costs on the renewal of the operating leases (approximately $7,400).

General and administrative expenses decreased to $546,965 for the six month period ended September 30, 2002 from $608,837 for the six month period ended September 30, 2001 primarily due to decrease in operating costs of the website ($79,700), decrease in legal fees ($44,900) and combined increases in other expenses ($62,700).

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING CHARGES AND DEPRECIATION AND AMORTIZATION AND INCOME TAXES (EBITDA)

The Corporation’s earnings increased from $192,142 (EBITDA) for the six month period ended September 30, 2001 to $335,728 (EBITDA) for the six month period ended September 30, 2002 primarily due to the increase in new commissions and decrease in costs in general and administration related to the website and legal expenses. These earnings as a percentage of revenue have increased from 9% for the six month period ended September 30, 2001 to 13% for the six month period ended September 30, 2002. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management’s major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING CHARGES

Interest expense increased to $74,471 for the six month period ended September 30, 2002 from $3,509 for the six month period ended September 30, 2001 primarily due to the full repayment of a note payable and related interest and interest, commitment fee and amortization of financing costs related to debt financing availability.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $198,769 for the six month period ended September 30, 2002 from $158,233 for the six month period ended September, 2001 primarily due to the amortization of the acquisition and purchase price adjustments in the year ended March 31, 2002 as well as a change in the amortization policy from 20 years to 12 years on the determined customer accounts and no amortization on the determined goodwill.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation’s balance sheet as at September 30, 2002 as compared to March 31, 2002 primarily reflects a net decrease in working capital primarily due to costs related to obtaining financing and the repayment of long term debt.

FINANCIAL RESOURCES AND LIQUIDITY

At September 30, 2002 the Corporation had working capital of $3,878,535 and long-term debt outstanding of $19,839. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $118,548.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation’s liquid position at September 30, 2002, the Corporation has sufficient cash to meet its short-term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 3.99:1 as at September 30, 2002 and 6.36:1 as at March 31, 2002, and 5.35:1 as at September 30, 2001.

The debt to equity ratios (long-term debt/ shareholders’ equity) were 0.017:1 as at March 31, 2002 and 0.003:1 as at September 30, 2002.

Shareholders’ equity has increased from $7,017,351 as at March 31, 2002 to $7,602,205 as at September 30, 2002 primarily due to the change in accounting policy related to goodwill and business combinations and other intangibles ($574,884).